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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number
                                                                  ------------

(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:         March 31, 1997
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION


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Full Name of Registrant

                                   MPTV, INC.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

           3 Civic Plaza, Suite 210, Newport Beach, California 92660
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant has devoted substantially all of its resources to the negotiation and consummation of a major loan. Certain of the conditions precedent to the loan would affect the Registrant's financial statements at March 31, 1997 and for the three months then ended. This loan has recently been funded; and, accordingly, the revised quarterly financial information could not have been obtained on a timely basis without unreasonable effort or expense.


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                         Cathryn S. Gawne                      (310)             277-1818
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [ ] Yes [X] No

                 Annual Report on Form 10-KSB for the year ended December 31,
                 1996

                 ------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                  [ ] Yes [X] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   MPTV, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        May 15, 1997                   By /s/ Hurley C. Reed
     ---------------------------              -------------------------
                                              Hurley C. Reed, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)
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                    [SHAPIRO, ROSENFELD & CLOSE LETTERHEAD]



                                  May 15, 1997



VIA ELECTRONIC MEDIA
--------------------


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


          Re:  MPTV, Inc.
               File No.: 0-16545
               Notification of Late Filing
               ---------------------------


Gentlepersons:

On behalf of MPTV, Inc., a Nevada corporation (the "Company"), we hereby transmit for filing the Company's Notification of Late Filing on Form 12b-25. Pursuant to the EDGAR Filer Manual, we have retained a manually-signed copy of Form 12b-25 in our files.

The Form 12b-25 indicates that the Company requests an extension for the filing of its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997, as the financial information to be contained in said Form 10-QSB could not be timely obtained without unreasonable effort or expense.

Please acknowledge receipt of the Company's Form 12b-25 to the CompuServe address set forth therein.

Please contact the undersigned if you have any questions or comments regarding this matter.


Very truly yours,

SHAPIRO, ROSENFELD & CLOSE

/s/ Cathryn S. Gawne

CATHRYN S. GAWNE


CSG/mfm
Enclosures
cc:  Mr. James C. Vellema (w/encl.) (Via Telecopier)
     Mr. Hurley Reed (w/encl.) (Via Telecopier)
     Dennis Sarna, C.P.A. (w/encl.) (Via Telecopier)